LORD ABBETT FAMILY OF FUNDS

90 Hudson Street

Jersey City, NJ 07302

October 30, 2018

Ms. Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Form N-CSR Review for the Lord Abbett Family of Funds

Dear Ms. Churko:

This letter responds to comments you provided to Bernard J. Grzelak and Christian J. Kelly during a conference call on September 20, 2018 with respect to your review of the filings of Forms N-CSR (each, a “Report” and collectively, the “Reports”) for the various registrants within the Lord Abbett Family of Funds (collectively, the “Registrants”). Your comments and the Registrants’ responses thereto are set forth below. The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1.      All funds, as applicable. The Reports for certain funds, such as Lord Abbett Calibrated Dividend Growth Fund,1 Lord Abbett Bond Debenture Fund, Inc.,2 and Lord Abbett International Value Fund (formerly known as Lord Abbett International Dividend Income Fund),3 reflect exposure to derivatives but do not discuss the impact of such derivatives exposure on fund performance in Management’s Discussion of Fund Performance (“MDFP”). Please note that if a fund’s derivatives exposure has a material impact on the fund’s performance, the MDFP should include a discussion of the impact.

Response: The Registrants will include a discussion of a fund’s derivatives exposure on fund performance in the MDFP if such fund’s use of derivatives has a material impact on the fund’s performance.

2.      Lord Abbett Emerging Markets Bond Fund (formerly known as Lord Abbett Emerging Markets Currency Fund).4

(a)	Please confirm the percentage of fund assets currently invested in emerging markets. Please explain how the fund complies with its 80% policy and please confirm compliance with this policy.

1        A series of Lord Abbett Research Fund, Inc.; File Nos. 033-47641 and 811-06650.

2        File Nos. 002-38910 and 811-02145.

3        A series of Lord Abbett Securities Trust; File Nos. 033-58846 and 811-07538.

4        A series of Lord Abbett Global Fund, Inc.; File Nos. 033-20309 and 811-05476.

Ms. Kathy Churko

October 30, 2018

Response: The fund confirms that (i) as of December 31, 2017, its most recent fiscal year end, 92.69% of the fund’s net assets were invested in debt securities that are tied economically to emerging markets countries and (ii) as of September 30, 2018, 94.95% of the fund’s net assets were invested in debt securities that are tied economically to emerging markets countries.

As stated in its prospectus, the fund complies with its 80% policy by primarily investing in debt securities that are tied economically to emerging market countries and in derivative instruments that are intended to provide economic exposure to such securities.  The fund’s 80% policy states, “[t]o pursue its objective, under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in debt securities that are tied economically to emerging market countries and derivative instruments that are intended to provide economic exposure to such securities.” The fund’s prospectus explains, “[e]merging market countries generally include those countries that major international financial institutions, such as the World Bank or its related organizations, or the United Nations or its authorities, consider to be less economically mature than developed nations. For purposes of the 80% policy . . . the Fund considers emerging market countries to include every nation in the world except the United States, Canada, Japan, Australia, New Zealand, and most countries located in Western Europe.” The fund’s prospectus also describes for shareholders how the fund determines when a security may be considered to be economically tied to an emerging market country.

(b)	The fund is disclosed as a “non-diversified” company under the Investment Company Act of 1940, as amended (the “1940 Act”). Please note that if the fund operates as a “diversified” company for more than three years, the fund may not operate again as a “non-diversified” company unless it obtains shareholder approval to operate as a “non-diversified” company. Please see Allied Capital Corporation, No-Action Letter (January 3, 1989).

Response: The fund acknowledges your comment and if the fund operates as a “diversified” company for more than three years, the fund will not operate again as a “non-diversified” company unless it obtains shareholder approval to operate as a “non-diversified” company.

3.     Lord Abbett Short Duration High Yield Municipal Bond Fund.5 The Commission notes that the fund’s primary benchmark index is a blended benchmark index. Please explain why you believe a blended benchmark index is an appropriate “broad-based securities market index,” as required by Form N-1A. The Commission believes that a blended benchmark index may be appropriate as a secondary benchmark index but not as a primary benchmark index.

Response: The fund will include a “broad-based securities market index” as its primary benchmark index in the next annual update of its prospectus and in future Reports thereafter.

*           *            *

In addition, the Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5        A series of Lord Abbett Municipal Income Fund, Inc.; File Nos. 002-88912 and 811-03942.

Ms. Kathy Churko

October 30, 2018

If you have any questions, please call Christian J. Kelly at (201) 827-4134 or the undersigned at (201) 827-2377.

Sincerely,

/s/ Bernard J. Grzelak

Bernard J. Grzelak

Chief Financial Officer and Vice President

Lord Abbett Family of Funds